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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter Scott Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

110 East Atlantic Avenue, Suite 250
(No. and Street)

Delray Beach (City) — Florida (State) — 33444 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Gouzos (561)265-3614

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

805 Third Avenue (Address) — New York (City) — New York (State) — 10022 (Zip Code)

CHECK ONE:
X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, **Peter Gouzos**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Hunter Scott Financial, LLC**, as of **December 31, 2006** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Known personally to me

Pres

Title

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # DD610800
Expires: NOV. 17, 2010
BONDED THRU ATLANTIC BONDING CO., INC.

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page
- X (b) Statement of Financial Condition
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- X (g) Computation of Net Capital
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- __ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- __ (m) A copy of the SICP Supplemental Report
- __ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

Peter Gouzos, President
Hunter Scott Financial, LLC
Delray Beach, Florida

We have audited the accompanying statement of financial condition of Hunter Scott Financial, LLC as of December 31, 2006, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Scott Financial, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, FL
February 26, 2007

Hunter Scott Financial, LLC
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$	311,744
Commissions receivable		87,647
Advances receivable - brokers		38,119
Deposit with clearing organization		79,771
Other assets		34,652
Total current assets		551,933
Property and equipment, net of accumulated depreciation of $17,383		25,869
Total assets	$	577,802

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Commissions payable	$	142,091
Accounts payable and accrued expenses		50,309
Total liabilities		192,400
Members' equity		385,402
Total liabilities and members' equity	$	577,802

See accompanying notes to financial statements

Hunter Scott Financial, LLC
Statement of Operations
For the Year Ended December 31, 2006

Revenues:	
Commissions	$ 3,475,332
Other income	345,803
Interest	47,209
Total revenues	3,868,344
Expenses:	
Commissions to agents/representatives	2,603,034
Clearing costs	337,711
Employee compensation and benefits	103,307
Taxes other than federal income tax	10,298
Insurance	50,268
Regulatory fees and expenses	58,009
Bank charges and other charges	2,906
Professional fees	48,958
Office expenses	72,246
Management fees	349,487
Auto expenses	30,433
Travel and entertainment	31,950
Postage and shipping	28,696
Maintenance	15,162
Telephone and internet	68,044
Depreciation	6,976
Utilities	5,814
Rent	36,068
Total expenses	3,859,367
Net income	$ 8,977

See accompanying notes to financial statements

Hunter Scott Financial, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2006

Members' Equity - December 31, 2005	$ 376,425
Net income for the year ended December 31, 2006	8,977
Members' Equity - December 31, 2006	$ 385,402

See accompanying notes to financial statements

Hunter Scott Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net Income	$ 8,977
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	6,976
Changes in assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	(38,799)
Deposit with clearing organization	(115)
Other assets	(1,667)
Increase (decrease) in:	
Commissions payable	18,786
Accounts payable and accrued expenses	(73,644)
Net cash used in operating activities	(79,486)
Cash flows from investing activities:	
Purchase of property and equipment	(2,213)
Net cash used by investing activities	(2,213)
Cash flows from financing activities:	
Advances receivable - brokers	129,520
Proceeds from note payable	(20,000)
Net cash provided by financing activities	109,520
Net increase in cash	27,821
Cash, beginning of year	283,923
Cash, end of year	$ 311,744

Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -
Cash paid during the year for taxes	$ -

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Hunter Scott Financial, LLC (the "Company"), formerly known as Platinum Capital LLC, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was organized under the laws of the State of Florida on March 16, 1998 and is headquartered in Delray Beach, Florida. The Company acts as a broker dealer in securities transactions for its customers and uses Sterne, Agee & Leach, LLC as its clearing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2006.

Revenue Recognition

The Company earns revenue (commissions) from brokerage and trading which are recognized on the day of the trade - trade date basis.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2006.

NOTE 3 – DEPOSITS WITH CLEARING ORGANIZATIONS

As required by its clearing organization, a deposit of $79,771 exists at Sterne, Agee & Leach, LLC.

NOTE 4 – ADVANCES RECEIVABLE - BROKERS

As of December 31, 2006, the Company has advanced $38,119 to certain registered representatives. Such advances are non-interest bearing and due on demand. It is the Company's intent to deduct advances due from registered representatives from the future commissions payable to such individuals.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Estimated Useful Life (Years)	
Furniture and equipment	5 to 7	$22,871
Computers	5	15,931
Leasehold improvements	4	4,450
		43,252
Less: accumulated depreciation		(17,383)
		$25,869

Depreciation expense for the year ended December 31, 2006 was $6,976.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $285,167, which was $272,340 in excess of its required net capital of $12,827. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .67 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 7 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $87,647 receivable from their clearing organization at December 31, 2006 which consists primarily of the Company's net commissions due from customer trades.

NOTE 8 – OPERATING LEASE

The Company occupies its operating facilities under a five (5) year lease expiring on March 31, 2009 at an annual base rental of $23,400 plus common area maintenance and state sales tax. The base rental has a 5% annual increase. Minimum future lease payments for the remaining term of the leases are as follows:

2007	$26,766
2008	28,104
2009	7,111
	$61,981

The leases has one five (5) year renewal option commencing April 1, 2009 and one three (3) year renewal option commencing on April 1, 2007

In addition, the Company leases vehicles and office equipment under non-cancelable operating leases. The Company is responsible for all insurance maintenance and taxes on the vehicles.

Lease payments under these operating leases for the year ended December 31, 2006 was $16,045.

Minimum future lease payments under these leases are as follows:

2007	$12,282

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 10 – CONTINGENCIES

The Company has been advised that it is under investigation by the NASD for possible violations of NASD regulations. The investigation is in process and the outcome of such uncertainty is unknown. No provision has been made for such uncertainty.

The Company was involved in an arbitration matter involving a customer. As of December 31, 2005, the Company accrued $50,000 as a contingent liability as it relates to this arbitration. During 2006, this matter was settled for $60,000 and the Company paid such amount in full.

SUPPLEMENTARY INFORMATION

Hunter Scott Financial, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006

Net capital computation:

Total Members' Equity	$	385,402
Deductions and/or charges:		
Non-allowable assets:		
Advances - related parties		38,119
Retainer fees		5,000
Other assets		29,652
Property and equipment		25,869
Total non-allowable assets		98,640
Net capital before haircuts on securities positions		286,762
Haircuts on securities:		
Clearing deposit		1,595
Total haircuts on securities		1,595
Net capital		285,167
Required minimum capital		12,827
Excess net capital	$	272,340

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	192,400
Total aggregate indebtedness	$	192,400
Ratio of aggregate indebtedness to net capital		.67 to 1

Reconciliation:

Net capital, per unaudited December 31, 2006 FOCUS report, as filed	$	285,167
Net audit adjustments		-
Net capital, per December 31, 2006 audited report, as filed	$	285,167

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Sterne, Agee & Leach, LLC on a fully disclosed basis.

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Sterne, Agee & Leach, LLC on a fully disclosed basis.


SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Peter Gouzos, President
Hunter Scott Financial, LLC
Delray Beach, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Hunter Scott Financial, LLC for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sharf + Co., LLP
Certified Public Accountants

Boca Raton, FL
February 26, 2007

END



SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH. D.C.
152
SECTION

HUNTER SCOTT FINANCIAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006